Silver Screen Management Services, Inc.
Chelsea Piers-Pier 62
Suite 300
New York, NY 10011
(212) 336-6700
Recorded News Update:
(800) 444-SILV


                                SILVER SCREEN IV

                                      Third

                                     Quarter

                                     Report



                               September 30, 1998



(C) 1998 Silver Screen Management Services, Inc.

D E A R   L I M I T E D    P A R T N E R:

     From inception to date, Silver Screen Partners IV has paid to investors a total of approximately $604 million in cash distributions.

     The Disney buyout of Silver Screen's interest in the Silver Screen IV-Disney Joint Venture is scheduled to close on November 30, 1998. The Partnership's dissolution is expected to take place on or before December 31, 1998.

     The final distribution will consist primarily of revenue generated from the Disney buyout. Current expectations are that Silver Screen Partners IV will distribute approximately $300 to $305 per unit to investors at the time of dissolution. These figures and dates represent our best estimates as of today.

     Please note that the Partnership will not accept any transfers after November 15. The income associated with the sale of the Partnership's Joint Venture interest will be allocated to the partners of record on the date of sale. For a transfer to be effective on November 30, 1998, all properly completed documents must be received by the Partnership on or before November 15, 1998. Incomplete transfer documents, or transfer documents received after November 15 cannot be processed.

     The 1998 Annual Report and tax information will be mailed by March 15. If you need any assistance in the meantime, please contact our Investor Relations Department between the hours of 10 A.M. and 2 P.M., Eastern Standard Time.

Sincerely,




/s/ Roland W. Betts                     /s/ Tom A. Bernstein
-------------------                     ------------------------
Roland W. Betts                         Tom A. Bernstein
President                               Executive Vice President

B A L A N C E   S H E E T S
(Unaudited)


                                              Sept. 30, 1998    Dec. 31, 1997
                                              --------------    -------------
ASSETS

Current assets:
Cash ..................................        $      --         $   132,879

Temporary investments (at cost,
  plus accrued interest, which
  approximates market) ................          1,301,213         7,180,956
                                               -----------       -----------
Total current assets ..................          1,301,213         7,313,835
Investment in Joint Venture ...........         68,187,753        70,121,760
                                               -----------       -----------
                                               $69,488,966       $77,435,595
                                               ===========       ===========

LIABILITIES AND PARTNERS' EQUITY

Current liabilities:
Cash overdraft ........................        $   199,895       $      --
Due to managing general partner .......             37,393            35,696
Accrued unincorporated business tax                   --             126,157
                                               -----------       -----------
Total current liabilities .............            237,288           161,853
                                               -----------       -----------

Partners' equity:
General partners ......................               --                --
Limited partners ......................         69,251,678        77,273,742
                                               -----------       -----------

Total partners' equity ................         69,251,678        77,273,742
                                               -----------       -----------
                                               $69,488,966       $77,435,595
                                               ===========       ===========


                       See notes to financial statements.

S T A T E M E N T S   O F   O P E R A T I O N S   ( U N A U D I T E D )

                                          Three Months      Nine Months    Three Months     Nine Months
                                                 Ended            Ended           Ended           Ended
                                        Sept. 30, 1998   Sept. 30, 1998  Sept. 30, 1997  Sept. 30, 1997
                                        --------------   --------------  --------------  --------------
REVENUES:
Income from Joint Venture .........         $      --       $ 6,958,791    $ 3,897,282     $ 9,699,589
Interest income ...................              39,156         185,827         54,000         191,194
                                            -----------     -----------    -----------     -----------
                                                 39,156       7,144,618      3,951,282       9,890,783

COSTS AND EXPENSES:
General and administrative expenses             110,696         500,016        125,108         387,155
                                            -----------     -----------    -----------     -----------
Net (loss) income .................         $   (71,540)    $ 6,644,602    $ 3,826,174     $ 9,503,628
                                            ===========     ===========    ===========     ===========

NET (LOSS) INCOME ALLOCATED TO:
General partners ..................         $    (7,154)    $   664,460    $   382,617     $   950,363
Limited partners ..................             (64,386)      5,980,142      3,443,557       8,553,265
                                            -----------     -----------    -----------     -----------
                                            $   (71,540)    $ 6,644,602    $ 3,826,174     $ 9,503,628
                                            ===========     ===========    ===========     ===========

Net (loss) income per a $500
  limited partnership unit (based
  on 800,000 units outstanding) ...         $     (0.08)    $      7.48    $      4.30     $     10.69
                                            ===========     ===========    ===========     ===========


                       See notes to financial statements.



S T A T E M E N T S   OF   P A R T N E R S '   E Q U I T Y   ( U N A U D I T E D )
                                                                    Year Ended December 31, 1997
                                                            and Nine Months Ended Sept. 30, 1998
                                        ========================================================
                                        General Partners    Limited Partners               Total
                                        ----------------    ----------------               -----

Balance, January 1, 1997 ............       $       --          $ 76,323,648         $ 76,323,648
Net income, 1997 ....................          1,450,565          13,055,085           14,505,650
Distributions, 1997 .................         (1,355,556)        (12,200,000)         (13,555,556)
Allocation under Treasury Regulation
   Section 1.704-1(b) ...............            (95,009)             95,009                 --
                                            ------------        ------------         ------------

Balance, December 31, 1997 ..........               --            77,273,742           77,273,742
Net income, nine months 1998 ........            664,460           5,980,142            6,644,602
Distributions during nine months 1998         (1,466,666)        (13,200,000)         (14,666,666)
Allocation under Treasury Regulation
   Section 1.704-1(b) ...............            802,206            (802,206)                --
                                            ------------        ------------         ------------
                                            $       --          $ 69,251,678         $ 69,251,678
                                            ============        ============         ============


                       See notes to financial statements.

S T A T E M E N T S   O F   C A S H   F L O W S   ( U N A U D I T E D )

                                                       Nine Months Ended   Nine Months Ended
                                                          Sept. 30, 1998      Sept. 30, 1997
                                                       ----------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ......................................        $  6,644,602         $  9,503,628
Adjustments  to  reconcile   net  income  to  net
  cash  provided  by  operating  activities:
  Decrease in accrued interest receivable .......              26,731              129,506
  Charge on overhead fee payable ................                --                 13,244
Net change in operating assets and liabilities:
  Decrease in accrued unincorporated business tax            (126,157)             (27,262)
  Increase in due to managing general partner ...               1,697               27,076
  Decrease in overdraft .........................             199,895                 --

                                                         ------------         ------------
Net cash provided by operating activities .......           6,746,768            9,646,192
                                                         ------------         ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investment in Joint Venture .........           1,934,007            2,695,740
Sale of temporary investments, net ..............           5,853,012           18,988,782
                                                         ------------         ------------

Net cash provided by investing activities .......           7,787,019           21,684,522
                                                         ------------         ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to partners .......................         (14,666,666)          (7,777,778)
Decrease in overhead fee payable ................                --            (23,852,664)
                                                         ------------         ------------

Net cash used in financing activities ...........         (14,666,666)         (31,630,442)
                                                         ------------         ------------

Net decrease in cash ............................            (132,879)            (299,728)
Cash, beginning of year .........................             132,879              314,835
                                                         ------------         ------------

Cash at end of nine months ......................        $       --           $     15,107
                                                         ============         ============



                       See notes to financial statements.

N O T E S    T O    F I N A N C I A L    S T A T E M E N T S



TEMPORARY INVESTMENTS
---------------------

Temporary investments represent investments in commercial paper.


INVESTMENT IN JOINT VENTURE
---------------------------

The Partnership entered into a Letter Agreement (the "Buyout Agreement") with Disney dated September 11, 1995 providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. The Buyout Agreement provides for the payment of the purchase price of $330,000,000 in cash (subject to certain adjustments with respect to revenues received from the exploitation of animated films). Closing is scheduled to occur on November 30, 1998 subject to satisfaction of certain customary conditions. In addition to the purchase price, the Buyout Agreement provides that Buena Vista Pictures Distribution, Inc. ("BV") will continue to account for and make payments to the Joint Venture, as required by the Distribution Agreement for all revenues received by BV through April 30, 1998.

As a result of the Buyout Agreement, the Partnership began using the cost method of accounting starting January 1, 1996. Under the cost method, distributions received are recognized as income and investments will be reduced in proportion that actual cash received bears to ultimate revenues expected.

The Partnership expects to dissolve by December 31, 1998, and distribute the remaining cash less expenses on or before that date.